Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund November 2016 Update
December 21, 2016
                                                  Supplement dated December 21, 2016 to Prospectus dated April 29, 2016
Class	Nov ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-0.69%	-2.93%	$9.39M	$1,060.796
B	-0.74%	-3.56%	$98.81M	$871.937
Legacy 1	-0.50%	-0.98%	$1.28M	$829.358
Legacy 2	-0.52%	-1.22%	$0.56M	$812.174
Global 1	-0.44%	0.11%	$34.40M	$818.579
Global 2	-0.46%	0.09%	$2.02M	$803.778
Global 3	-0.61%	-1.44%	$19.32M	$703.415

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar strengthened on rising expectations of an interest rate hike by the Federal Reserve in December.  The British pound strengthened on positive housing data.  The Japanese yen weakened due to expectations of a Federal Reserve interest rate hike.  The euro weakened after the European Central Bank considered extending its current monetary stimulus policies.

Energy:  Crude oil prices rose over 18% as OPEC agreed to cut production.  Natural gas and heating oil prices rose due to forecasts for colder weather.

Equities:  U.S. equities markets rose on strong consumer confidence as election results were viewed as representing corporate tax reform, infrastructure spending and deregulation initiatives.

Fixed Income:  Global fixed income markets declined ahead of an expected interest rate hike in December.  The markets have reacted to the U.S. election results as a positive sign for economic growth, albeit with the potential for increased inflation.

Grains/Foods:  Corn and wheat prices declined over 5% on elevated global supplies.  Sugar prices declined due to increased supply and lower bulk-consumer demand.  Coffee prices declined over 10% due to a weaker Brazilian real and in anticipation Colombian coffee production will reach a 23-year high.  Cocoa markets declined over 12% on increased supplies.

Metals:  Precious metal prices declined in anticipation the Federal Reserve will raise interest rates.  A strong dollar and the possibility of a tighter monetary policy also contributed to price declines.   Base metal prices rose on an improving demand outlook.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Account Statement
(Prepared from books without audit)
For the month ended November 30, 2016

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$6,166,823	$6,290,345
Change In Unrealized Income (Loss)	5,891,169	2,619,103
Brokerage Commission	-91,085	-1,028,676
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-119,224	-1,686,605
Change in Accrued Commission	3,684	20,847
Net Trading Income (Loss)	-482,279	6,215,014

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$64,303	$798,835
Interest, Other	31,804	408,928
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-386,172	7,422,777

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	0	643,438
Operating Expenses	35,565	458,184
Organization and Offering Expenses	41,105	530,382
Brokerage Expenses	656,309	8,847,714
Dividend Expenses	0	0
Total Expenses	732,979	10,479,718

Net Income (Loss)	-$1,119,151	-$3,056,941

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$170,880,611	$213,734,838
Additions	100,000	210,450
Net Income (Loss)	-1,119,151	-3,056,941
Redemptions	-4,085,284	-45,112,171
Balance at November 30, 2016	$165,776,176	$165,776,176

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR Year to Date ROR
A	$1,060.796	8,853.32139	$9,391,572	-0.69%	-2.93%
B	$871.937	113,325.22236	$98,812,431	-0.74%	-3.56%
Legacy 1	$829.358	1,548.52781	$1,284,283	-0.50%	-0.98%
Legacy 2	$812.174	686.07088	$557,209	-0.52%	-1.22%
Global 1	$818.579	42,022.09062	$34,398,413	-0.44%	0.11%
Global 2	$803.778	2,508.74103	$2,016,471	-0.46%	0.09%
Global 3	$703.415	27,460.04761	$19,315,797	-0.61%	-1.44%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership